1585 BROADWAY NEW YORK, NY 10036-8299 TELEPHONE 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON
Julie Allen Member of the Firm

Direct Dial 212.969.3155 jallen@proskauer.com

December 5, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Fieldsend, Esq.
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Icahn Enterprises L.P.
(f/k/a American Real Estate Partners, L.P.)
Registration Statement on Form S-3
Filed on June 21, 2007
File No. 333-143930

Icahn Enterprises L.P.
(f/k/a American Real Estate Partners, L.P.) and co-registrants
Registration Statement on Form S-4
Filed on June 21, 2007
File Nos. 333-143929

Dear Mr. Fieldsend:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 (File No. 333-143930) (the “S-3 Registration Statement) and the Registration Statement on Form S-4 (File No. 333-143929) (the “S-4 Registration Statement) of Icahn Enterprises L.P., which was formerly known as American Real Estate Partners, L.P. a Delaware limited partnership (the “Company”), in your letter dated July 18, 2007 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the S-3 Registration Statement and Amendment No. 1 to the S-4 Registration Statement (collectively, the “Amendments”) that will be filed with the Commission on today's date.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 2 of 19

For your convenience, your comments are set forth in this letter, followed by our responses.

  Registration Statement on Form S-3

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

In April 2007, the Company issued an aggregate of $600,000,000 of variable rate senior convertible notes due 2013 (the “Notes”), convertible into depositary units of the Company (the “Depositary Units”) at an initial conversion price of $132.595. Consequently 4,525,058 Depositary Units (the “Registered Units”) are being registered for resale on the S-3 Registration Statement. The total dollar value of the Registered Units as of April 4, 2007 (the date on which the purchase agreement relating to the sale of the Notes was entered into, or the “Sale Date”) was $521,739,187, calculated by multiplying the number of Registered Units by $115.30, the market price of the Depositary Units on the Sale Date.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholders has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

The table below sets forth the dollar amount of the (i) payments that the Company has currently made to selling securityholders in the form of (x) cash interest payments and (y) special distributions; and (ii) payments that the Company may be required to make to selling securityholders in the form of (a) cash interest payments, (b) special distributions, (c) liquidated damages and (d) a make-whole premium payable following a Fundamental Change (as defined in the Indenture).

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 3 of 19

Payments made through Present		Potential Required Payments
Cash Interest Payments[1]	Special Distributions[2]	Cash Interest Payments[3]	Special Distributions[4]	Additional Interest[5]	Make-Whole Premium[6]
$6,833,333.33	$0.377	$10 - $13.75 per quarter	$0.377 per quarter	$3.30 per month	Not presently determinable

1 Represents quarterly cash interest payments paid to date by the Company per each $1,000 Note. Interest on the Notes accrues at a rate equal to LIBOR minus 1.25%, but not less than 4% nor more than 5.5%.

2 Represents a special distribution per each $1,000 Note paid by the Company to holders of the Notes on each of June 1, 2007, September 7, 2007 and December 3, 2007. Pursuant to §4.07 of the Indenture governing the Notes (the “Indenture”), if the Company declares a dividend payable to holders of the Depositary Units in excess of $0.10 per unit, then the Company is required to pay a dividend to the holders of the Notes equal to such excess. On each of May 4, 2007, August 3, 2007 and November 2, 2007, the Board of Directors of the Company declared a $0.15 per unit dividend on the Depositary Units, resulting in this special distribution, which was determined by multiplying the number of Depositary Units into which each $1,000 Note is convertible (based on a conversion price of $132.595) by the excess amount of $0.05.

3 Represents cash interest payable per each $1,000 Note. Interest on the Notes accrues at a rate equal to LIBOR minus 1.25%, but not less than 4% nor more than 5.5%.

4 See Note 2 above. Represents a special distribution per each $1,000 Note payable by the Company to the holders of the Notes, assuming that the Company continues to pay a dividend to the holders of Depositary Units equal to $0.15 per unit per quarter. The Company currently contemplates maintaining a quarterly dividend at this level. However, this special distribution payable to the holders of the Notes would proportionally be decreased or increased to the extent that the Company decreased or increased the quarterly dividend paid to holders of the Depositary Units.

5 Represents additional interest the Company would be obligated to pay per each $1,000 Note if (a) the S-3 Registration Statement is not declared effective within 270 days of the initial sale of the Notes or (b) if the S-3 Registration Statement is declared effective but thereafter ceases to be effective or usable for resales of the Registered Units for a period that exceeds 60 days in any 12-month period (either such case, a “Registration Default”). Pursuant to a Registration Rights Agreement entered into with the initial purchasers of the Notes (the “Registration Rights Agreement”), the Company is required to pay additional interest in an amount equal to 0.33% per $1,000 principal amount of Notes for each month that a Registration Default continues up to a maximum of 4% ($40) per Note. The Company does not currently anticipate that it will be required to pay any additional interest on the Notes.

6 Pursuant to §15.01(a) of the Indenture, if a holder of Notes converts its Notes into Depositary Units during a specified period following the announcement of a Fundamental Change (as defined in the Indenture to include certain changes in control of the Company or the failure of the Depositary Units to be listed for trading on an Eligible Market (as defined in the Indenture)), the Company will be required to pay a Make-Whole Premium, in the form of additional Depositary Units, to such holder. The amount of such Make-Whole Premium would be determined as set forth in §15.01 of the Indenture and is a function of the effective date of such Fundamental Change and the price per Depositary Unit in the transaction constituting such Fundamental Change.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 4 of 19

The net proceeds to the Company from the sale of the Notes were $600,000,000, less $275,000 of legal fees paid by the Company on behalf of the initial purchasers of the Notes, resulting in net proceeds of $599,725,000 (before deducting expenses, comprised principally of legal and accounting fees, incurred by the Company). It is anticipated that the total payments to holders of the Notes in the year following the sale of the Notes will not exceed $56.508 per $1,000 Note, or $33.9 million in the aggregate, representing cash interest payments at an assumed annual rate of 5.5% (the maximum rate payable under the Indenture) and special distributions of $0.377 per Note per quarter. Actual payments are expected to be lower due to lower interest rates; however, although not currently anticipated, actual payments could be higher as a result of (a) payments of additional interest pursuant to the Registration Rights Agreement as a result of a Registration Default, (b) payments of additional special distributions as a result of the payment of dividends on the Depositary Units in excess of $0.15 per unit per quarter or (c) the payment of a Make-Whole Premium following a Fundamental Change.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total maximum possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

à	The market price per share of the securities underlying the convertible note on the date of the sale of the convertible note: and

à	The conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

♦	If the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

♦
If the conversion price per share is not set at a fixed price and, instead is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 5 of 19

As stated above, the market price of the Depositary Units on the Sale Date was $115.30. The Company issued the Notes with an initial conversion price of $132.595, representing a 15% conversion premium over the market price of the Depositary Units.

•	the total possible shares underlying the convertible notes, assuming no interest payments and complete conversion throughout the term of the note;

Pursuant to the Indenture, the Company is obligated to make cash interest payments on the Notes at a floating rate, with a maximum interest rate of 5.5%. All interest payments by the Company are payable solely in cash and the Company does not have a “payment-in-kind” option. Therefore, the total possible number of Depositary Units underlying the Notes is the 4,525,058 Depositary Units being registered in the S-3 Registration Statement (subject to adjustment as discussed below).

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

As stated above, the total possible number of Depositary Units underlying the Notes is the 4,528,058 Depositary Units being registered in the S-3 Registration Statement. The combined market price of such Depositary Units is $521,739,187, calculated by multiplying the Registered Units by $115.30, the market price of the Depositary Units on the Sale Date.

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

As stated above, the total possible number of Depositary Units the selling shareholders may receive is the 4,528,058 Depositary Units being registered in the S-3 Registration Statement, and the initial conversion price on the Sale Date is $132.595.

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

As stated above, the initial conversion price for the Depositary Units underlying the Notes on the Sale Date of $132.595 represents a 15% conversion premium over the market price of the Depositary Units of $115.30 on the Sale Date, not a conversion discount.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 6 of 19

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Pursuant to §12.11(a) of the Indenture, if the Company completes an underwritten public Offering (as defined in the Indenture) of Depositary Units at a price per unit that is less than $115.30, then the conversion price of the Notes will be reduced to an amount equal to 115% of such Offering price. In addition, if no Offering occurs within 18 months of the initial sale of the Notes, the conversion price will be adjusted (downward but not upward) so that it equals 115% of the dollar volume-weighted average price, or VWAP (as defined in the Indenture), per Depositary Unit for the 30 Trading Days (as defined in the Indenture) ending on October 5, 2008. In each case, the conversion price of the Notes cannot be adjusted to less than $105.00. Adjustment of the conversion price to $105.00 (the lowest permissible level) pursuant to either of these events would represent a maximum potential profit of $10.30 per Depositary Unit, or $46.6 million in the aggregate, to holders of the Notes compared to the $115.30 market price of the Depositary Units on the Sale Date. The Indenture also includes other “anti-dilution” adjustments that are customary for convertible notes.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total maximum possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately;

à	market price per share of the underlying securities on the date of the sale of that other security; and

à	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 7 of 19

♦	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

♦
if the conversion /exercise price per share is not set at a fixed price, and instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date:

•	the total possible shares to be received under the particular securities, assuming complete conversion/exercise:

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying the other security calculated by suing the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Other than the Notes, the Company does not have any convertible securities outstanding.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issue that are disclosed in response to current comment 2;

•	the resulting net proceeds to the issuer; and

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 8 of 19

•
the combined total maximum possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to current comments 3 and 4.

Gross proceeds from sale of Notes	$600,000,000
Less:
Reimbursement of legal fees of initial purchasers	275,000
Cash interest[1]	198,000,000
Special distributions[2]	5,430,069
Additional interest[3]	24,000,000
Make-whole premium[4]	—
Assumed net proceeds to the Company	$372,294,931

Total maximum possible profit realizable by holders upon conversion of the Notes[5]	$46,608,097

1 Assumes cash interest is paid at the rate of 5.5% per annum, the maximum rate payable under the Indenture.

2 Assumes that the Company maintains its current dividend rate of $0.15 per Depositary Unit per quarter. The amount of these special distributions is subject to increase or decrease if the Company increases or decreases the dividend rate on the Depositary Units.

3 Assumes that the Company pays additional interest of 4% relating to a Registration Default, the maximum amount payable under the Registration Rights Agreement.

4 As discussed above, the amount of any Make-Whole Premium is not currently determinable.

5 Assumes that the conversion price of the Notes is adjusted to $105.00, the lowest conversion price possible pursuant to §12.11(a) of the Indenture.

•
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments, as disclosed in response to current comment 2, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to current comment 3, divided by the net proceeds to the issuer, from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Assuming (a) the payment of cash interest on the Notes at a rate of 5.5%, the maximum rate payable under the Indenture, (b) the payment of special distributions to holders of the Notes as a result of the Company paying a constant dividend to holders of Depositary Units of $0.15 per unit per quarter, (c) the payment of 4% of additional interest on the Notes relating to a Registration Default, the maximum payable under the Registration Rights Agreement, (d) the payment of no Make-Whole Premiums in connection with a Fundamental Change and (e) an adjustment of the conversion price to $105.00, the lowest possible level pursuant to §12.11(a) of the Indenture, holders of the Notes would realize $227,430,069 of combined value, representing 37.9% of the net proceeds to the Company from the sale of the Notes (after deducting the legal fees of the initial purchasers paid by the Company but before deducting the items described in items (a) - (e) of this paragraph). Spread over the six-year life of the Notes, this amount would be the equivalent of a 6.32% annual interest rate on the Notes.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 9 of 19

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the Company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction, reverse split adjusted, if necessary; and

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 10 of 19

•	the current market price per share of the class of securities subject to the transaction, reverse split adjusted, if necessary.

The Company has not entered into any prior securities transactions with any of the selling shareholders or their affiliates, or with any person with whom they have a contractual relationship regarding the transaction.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Shares Outstanding Prior to Transaction	Registered Shares for Resale in Prior Registration Statements	Registered Shares Continued to be Held	Shares Sold	Current Shares Registered for Resale
6,201,449	-0-	-0-[1]	-0-	4,525,058

1 None, other than the 4,525,058 Depositary Units to be registered for resale on the S-3 Registration Statement.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 11 of 19

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the Company’s common stock and, if any of the selling shareholders have an existing short position in the Company’s stock, the following additional information:

à	the date on which each such selling shareholder entered into that short position; and

à
the relationship on the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

Based on the information received from the selling securityholders, the following selling securityholders have, or may have, an existing short position with the Company. Note that although the Company has no reason to believe that any of this information is inaccurate, this information has been provided to the Company by the selling securityholders and is as of the date provided to the Company.

Name of Selling Securityholder	Date of Short Position	Date of Short Position in relation to Date of Announcement of Convertible Note Transaction	Person(s) with Sole or Shared Voting or Dispositive Powers
Bank Austria Special Situation(1)	See footnote (1).	See footnote (1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
CNH CA Master Account, L.P.	5/03/07	After the announcement of the convertible note transaction and before the filing of the Registration Statement	Robert Krail Mark Mitchell Todd Pulvino
Linden Capital LP	6/5/07 6/12/07 6/25/07	All short sales were entered into after the announcement of the convertible note transactions. Some sales were entered into prior to or after the Registration Statement was filed.	Siu Min Wong
RCG Enterprise, Ltd.(1)	See footnote (1).	See footnote (1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 12 of 19

Name of Selling Securityholder	Date of Short Position	Date of Short Position in relation to Date of Announcement of Convertible Note Transaction	Person(s) with Sole or Shared Voting or Dispositive Powers
RCG Baldwin, L.P.(1)	See footnote (1).	See footnote (1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG Latitude Master Fund, Ltd.(1)	See footnote (1).	See footnote (1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG PB, Ltd.(1)	See footnote (1).	See footnote (1).	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon

______________

(1) In the ordinary course of its business in trading securities positions, the selling securityholder may enter into short sales.  However, no such short sales were entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the selling securityholder and the selling securityholder is aware of and adheres to the position of the Staff of the SEC set forth in Item A.65 of the SEC Telephone Interpretations Manual.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible notes.

None.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 13 of 19

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the Company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Stock Ownership of Management and Principal Stockholders section and the Selling Stockholders section of the prospectus.

The Company divided the $600,000,000 aggregate principal amount of Notes outstanding by the initial conversion price of $132.595, which resulted in the 4,525,058 Depositary Units being offered for resale on the S-3 Registration Statement. Under the Selling Securityholders section of the S-3 Registration Statement, the Company listed in tabular form selling securityholders (and the Depositary Units beneficially owned by each of the listed selling securityholders) based on information provided to the Company by such selling securityholders in an applicable Notice and Questionnaire prior to the filing of the S-3 Registration Statement. In accordance with the terms of the Registration Rights Agreement, the Company is obligated to disclose in the S-3 Registration Statement only those selling securityholders who have provided the Company with a properly completed Notice and Questionnaire. The Company has updated the selling securityholder table based on new or revised Notice and Questionnaires provided to the Company by selling securityholders prior to the filing of Amendment No. 1 to the S-3 Registration Statement.

11.
We note that the Lear Corporation shareholders have voted down your buyout offer. Please disclose this fact in this registration statement and thoroughly revise the registration statement in all the applicable locations to account for this recent development. In this regard, please discuss your plans regarding the Lear Corporation going forward.

In its Current Report on Form 8-K filed with the Commission on July 18, 2007, as well as its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (each of which periodic reports has been or will be incorporated by reference into the S-3 Registration Statement, the S-4 Registration Statement and the Amendments thereto), the Company disclosed the rejection of the merger agreement entered into by the Company with respect to the potential acquisition of the Lear Corporation (“Lear”) at Lear’s 2007 Annual Meeting of Stockholders on July 16, 2007, and the ramifications thereof. In addition, the Company intends to eliminate in its Amendments (i) any reference to a potential acquisition of Lear, (ii) Unaudited Pro Forma Condensed Combined Financial Statements related to the acquisition of Lear and the issuance of notes to finance a portion thereof and (iii) Lear’s audited annual and unaudited interim financial statements, with accompanying footnotes.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 14 of 19

Selling Securityholders, page 36

12.
With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose the natural persons or persons who exercise the sole or shared voting or disposivite powers with respect to the securities to be offered by that securityholder.

Selling Securityholder	Person(s) with Sole or Shared Voting or Dispositive Powers
AHFP Context	Michael S. Rosen William D. Fertig
Altma Fund SICAV PLC In Respect of the Grafton Sub Fund	Michael S. Rosen William D. Fertig
Altma Fund SICAV PLC In Respect of Sub-Trinity Fund	Mark Friedman
AM International E Mac 63 Ltd.	Mark Friedman
AM Master Fund I, L.P.	Mark Friedman
AQR Absolute Return Master Account, L.P.	Clifford Asness Robert Krail John Liew David Kabiller Jacques Friedman Oktay Kurbanov Ronen Israel Lars Nielsen
Argent Classic Convertible Arbitrage Fund Ltd.	Nathanial Brown Robert Richardson
Argent Classic Convertible Arbitrage Fund, L.P.	Nathanial Brown Robert Richardson
Argent Classic Convertible Arbitrage Fund II, L.P.	Nathanial Brown Robert Richardson
Argent LowLev Convertible Arbitrage Fund Ltd.	Nathanial Brown Robert Richardson
Argent LowLev Convertible Arbitrage Fund II, LLC	Nathanial Brown Robert Richardson
Argent Multi-Strategy Fund Ltd. Classic	Nathanial Brown Robert Richardson

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 15 of 19

Selling Securityholder	Person(s) with Sole or Shared Voting or Dispositive Powers
Argentum Multi-Strategy Fund I LP Classic	Nathanial Brown Robert Richardson
Bank Austria Special Situation	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey Solomon
CASAM Context Offshore Advantage Fund Limited	Michael S. Rosen William D. Fertig
CGNU Life Fund	David Clott
Class C Trading Company, Ltd.	Nathanial Brown Robert Richardson
CNH CA Master Account, L.P.	Robert Krail Mark Mitchell Todd Pulvino
Commercial Union Life Fund	David Clott
Context Advantage Master Fund, L.P.	Michael S. Rosen William D. Fertig
Credit Suisse Securities Europe Ltd.	Gerry Murtough
DBAG London	John Arnone
Elite Classic Convertible Arbitrage Ltd.	Nathanial Brown Robert Richardson
Finch Tactical Plus Class B	Michael S. Rosen William D. Fertig
HFR CA Global Select Master Trust Account	Nathanial Brown Robert Richardson
Highbridge Convertible Arbitrage Master Fund, L.P.	Glen Dubin Henry Swieca
Highbridge International LLC	Glen Dubin Henry Swieca
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series	Michael S. Rosen William D. Fertig

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 16 of 19

Selling Securityholder	Person(s) with Sole or Shared Voting or Dispositive Powers
Lehman Brothers	Bruce Spolansky
Linden Capital LP	Siu Min Wong
Lyxor/AM Investment Fund LTD.	Mark Friedman
Lyxor/Context Fund Ltd.	Michael S. Rosen William D. Fertig
Lyxor/Master Fund Ref: Argent/LowLev CB c/o Argent	Nathanial Brown Robert Richardson
Norwich Union Life and Pensions	David Clott
Partners Group Alternative Strategies PCC LTD	Nathanial Brown Robert Richardson
PBGC Maintenance	Chris Dialynas
Portside Growth and Opportunity Fund	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
Privilege Portfolio SICAV	David Clott
RCG Enterprise, Ltd.	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG Baldwin, L.P.	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG Latitude Master Fund, Ltd.	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon
RCG PB, Ltd.	Peter A. Cohen Morgan B. Stark Thomas W. Strauss Jeffrey M. Solomon

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 17 of 19

Selling Securityholder	Person(s) with Sole or Shared Voting or Dispositive Powers
Xavex Convertible Arbitrage 2 Fund	Nathanial Brown Robert Richardson
Xavex Convertible Arbitrage 10 Fund	Nathanial Brown Robert Richardson
Worldwide Transaction Limited	Michael S. Rosen William D. Fertig

Note that, although the Company has no reason to believe that any of the above information is inaccurate, this information has been provided to the Company by the selling securityholders and is as of the date provided to the Company.

Incorporation of Certain Documents by Reference, page 40

13.
We note that you have not incorporated by reference your current reports on Forms 8-K that you filed on July 9, 2007, February 9, 2007 and January 19, 2007. Please revise to incorporate these documents by reference.

We will incorporate all of these reports in the Amendments.

Registration Statement on Form S-4

14.	Please revise your registration statement to comply with the above comments as applicable.

Please note our response to question 11 with respect to the Company’s disclosure related to the rejection of the potential Lear acquisition.

Item 22. Undertakings, page II-2

15.	Please include all of the undertakings required by Item 22 of Form S-4.

The Company believes it has included in the S-4 Registration Statement all of its required undertakings pursuant to Item 512 of Regulation S-K.

John Fieldsend, Esq. United States Securities and Exchange Commission	December 5, 2007 Page 18 of 19

This is to acknowledge that:

- The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings;

- The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

- The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Fieldsend, Esq. United States Securities and Exchange Commission	Page 19 of 19

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:	H. Christopher Owens, Esq. (SEC) Keith A. Meister (Icahn Enterprises L.P.)